                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                              ANGELICA CORPORATION
                              --------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    034663104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 9, 2004
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

------------------

1         The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

-----------------------                                 ------------------------
CUSIP No. 034663104               13D                       Page 2 of 8 Pages
-----------------------                                 ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,017,450
 OWNED BY
   EACH
REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,017,450
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,017,450
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                 ------------------------
CUSIP No. 034663104               13D                       Page 3 of 8 Pages
-----------------------                                 ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,017,450
 OWNED BY
   EACH
REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,017,450
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,017,450
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                 ------------------------
CUSIP No. 034663104               13D                       Page 4 of 8 Pages
-----------------------                                 ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,017,450
 OWNED BY
   EACH
REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,017,450
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,017,450
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                 ------------------------
CUSIP No. 034663104               13D                       Page 5 of 8 Pages
-----------------------                                 ------------------------

          The following  constitutes  Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule
13D as specifically set forth.

          Item 3 is hereby amended and restated to read as follows:

Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

          The aggregate  purchase price of the 1,017,450  Shares of Common Stock owned by Steel Partners II is $20,916,079,  including brokerage commissions. The
Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

          Item 5(a) is hereby amended and restated to read as follows:

          (a) The aggregate  percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,958,377 Shares outstanding, which is the total  number of Shares  outstanding  as of June 1, 2004 as  reported in the
Issuer's  Quarterly  Report on Form 10-Q filed with the  Securities and Exchange
Commission on June 10, 2004.

          As of the close of  business  on August 16,  2004,  Steel  Partners II beneficially  owned 1,017,450 Shares,  constituting  approximately  11.4% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,017,450  Shares owned by Steel Partners
II,  constituting  approximately  11.4% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 1,017,450  Shares owned by Steel Partners II,  constituting approximately 11.4% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  1,017,450  Shares  owned by Steel
Partners II by virtue of his  authority to vote and dispose of such Shares.  All of such Shares were acquired in open-market transactions.

          Item 5(c) is hereby amended to add the following:

          Schedule A annexed  hereto  lists all  transactions  by the  Reporting
Persons in the Issuer's  Common  Stock  during the past sixty days.  All of such transactions were effected in the open market.

-----------------------                                 ------------------------
CUSIP No. 034663104               13D                       Page 6 of 8 Pages
-----------------------                                 ------------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:   August 17, 2004                  STEEL PARTNERS II, L.P.

                                          By:  Steel Partners, L.L.C.
                                               General Partner

                                          By: /s/  Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein
                                             Managing Member

                                          STEEL PARTNERS, L.L.C.

                                          By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein
                                             Managing Member

                                           /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          WARREN G. LICHTENSTEIN

-----------------------                                 ------------------------
CUSIP No. 034663104               13D                       Page 7 of 8 Pages
-----------------------                                 ------------------------

                                   SCHEDULE A

              Transactions in the Shares During the Past Sixty Days
              -----------------------------------------------------

   Shares of Common Stock              Price Per                  Date of
        Purchased                      Share($)                  Purchase
        ---------                      --------                  --------

                                STEEL PARTNERS II, L.P.
                                -----------------------

         2,000                         23.3800                    6/14/04
         1,400                         23.4000                    6/15/04
         4,000                         24.0000                    6/22/04
         4,200                         23.9590                    6/24/04
         2,000                         23.9800                    6/25/04
         2,000                         24.5000                    7/13/04
         4,000                         24.2750                    7/14/04
         9,800                         23.9715                    7/15/04
         2,000                         24.0000                    7/16/04
         2,000                         24.0000                    7/20/04
         6,900                         23.8887                    7/21/04
         4,500                         23.5778                    7/22/04
         1,100                         23.4700                    7/23/04
         2,500                         23.4000                    7/26/04
         4,600                         23.9565                    7/28/04
         2,000                         23.9495                    7/30/04
         2,000                         24.0000                    8/02/04
         4,000                         23.9288                    8/03/04
         6,000                         23.7427                    8/04/04
         2,500                         23.6300                    8/05/04
        11,200                         23.9482                    8/09/04
         2,500                         23.7500                    8/10/04
         6,000                         23.6933                    8/11/04
         6,000                         23.6603                    8/12/04
         2,000                         23.6200                    8/13/04
         9,500                         23.4300                    8/16/04

-----------------------                                 ------------------------
CUSIP No. 034663104               13D                       Page 8 of 8 Pages
-----------------------                                 ------------------------

                              STEEL PARTNERS, L.L.C.
                              ----------------------
                                       None

                              WARREN G. LICHTENSTEIN
                              ----------------------
                                       None